November 19, 2018

Via EDGAR and Electronic Mail

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Timothy Buchmiller

RE:	Apergy Corporation
Registration Statement on Form S-4
Filed November 15, 2018
File No. 333-228389

Dear Mr. Buchmiller,

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Apergy Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-228389) (the “Registration Statement”) at 4:00 p.m., Eastern time, on Tuesday, November 20, 2018, or as soon thereafter as is practicable.

Please contact Jonathan Newton of Baker & McKenzie LLP, securities counsel to the Company, at (713) 427-5018 or by email at jonathan.newton@bakermckenzie.com, as soon as the Registration Statement has been declared effective.

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Very truly yours,

APERGY CORPORATION

By:	/s/ Julia Wright
Julia Wright
Senior Vice President, General Counsel and Secretary